YUKON GOLD CORPORATION, INC.
139 Grand River St N
PO Box 510
Paris, ON N3L 3T6

October 16, 2009

VIA EDGAR

Securities and Exchange Commission
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Ms. Laura Nicholson

RE:

Yukon Gold Corporation, Inc.
Registration Statement on Form S-1 (File No. 333-149459)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 ("Rule 477") promulgated under the Securities Exchange Act of 1933, as amended (the "Securities Act") Yukon Gold Corporation, Inc. ("Yukon") hereby requests withdrawal of its Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-149459) together with all exhibits and amendments thereto (collectively, the "Registration Statement") that was originally filed with the Securities and Exchange Commission (the "Commission") on September 4, 2008.

This withdrawal is requested because Yukon has determined not to proceed with the offering described in the Registration Statement at this time. Yukon confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Yukon also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement(s).

Yukon respectfully submits that a withdrawal of the Registration Statement is consistent with the public interest. We understand that, pursuant to Rule 477(b), this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing the Commission notifies Yukon that the application for withdrawal has not been granted.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact our counsel:

Jon Gardner
Kavinoky Cook LLP
726 Exchange Street, Suite 800
Buffalo, New York 14210
Tel: 716-845-6000

Thank you.

Very truly yours,

/s/ Paul W. Pitman
Paul W. Pitman
Vice President and Director